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           [LETTERHEAD OF AUSA LIFE INSURANCE COMPANY APPEARS HERE]


September 10, 1998



Ms. Megan L. Dunphy, Esq.
Office of Insurance Products
Securities and Exchange Commission
450 Fifth Street, N.W.
Room 10159, Mail Stop 10-6
Washington, D.C.  20549

RE:  AUSA RETIREMENT BUILDER VARIABLE ANNUITY ACCOUNT
     REGISTRATION STATEMENT ON FORM N-4, FILE NO. 333-11027

Dear Ms. Dunphy:

On behalf of AUSA Life Insurance Company, Inc., pursuant to Rule 477 under the Securities Act of 1933, we hereby request withdrawal of the initial Registration Statement on Form N-4 (File No. 333-11027) for certain variable annuity contracts registered for AUSA Retirement Builder Variable Annuity Account of the AUSA Life Insurance Company, Inc. The Registration Statement was filed by EDGAR on August 29, 1996, and assigned accession number 0000928385-96-001158. We request this withdrawal because the variable annuity described in the prospectus in that filing did not receive the necessary state approval and therefore will not be issued.

Very truly yours,

AUSA Life Insurance Company, Inc.

/s/  Frank A. Camp
--------------------------
Frank A. Camp
Division General Counsel
Financial Markets Division

cc:  Frederick R. Bellamy, Esq.